CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This document, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this document is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this document misleading; and (iii) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

As at the date of this document, the directors of the Company are:

Executive Directors:	Non-executive Directors:Independent non-executive Directors:

Mr. Wang Lei Lei Mr. Jay Chang Mr. Peter Schloss Ms. Elaine Feng Mr. Fan Tai	Mr. Frank Sixt (Chairman)Mr. Gordon Kwong Ms. Tommei Tong (Vice Chairman)Mr. Ma Wei Hua Ms. Angela MakDr. Lo Ka Shui Alternate Director:
Mrs. Susan Chow (Alternate to Mr. Frank Sixt)

FORWARD-LOOKING STATEMENTS

This document contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F for the year ended December 31, 2005 as filed with the United States Securities and Exchange Commission.

CONTENTS

4	Definitions

6	Chairman’s Statement for third quarter 2006

11	Unaudited Condensed Consolidated Financial Statements

18	Notes to Unaudited Condensed Consolidated Financial Statements

22	Supplementary Unaudited Information Provided by Management

25	Disclosure of Interests

31	Other Information

DEFINITIONS

“ADSs”	means	American depositary shares issued by Citibank N.A., each representing ownership of 80 ordinary shares of the Company, which are quoted on NASDAQ

“Associates”	has	the same definition as described under the GEM Listing Rules

“Beijing Lei Ting”	means	Beijing Lei Ting Wan Jun Network Technology Limited

“Citigroup”	means	Citigroup Global Markets Asia Limited

“CKH”	means	Cheung Kong (Holdings) Limited

“Company”, “our Company”, “we” and “TOM Online”	means	TOM Online Inc.

“Cranwood”	means	Cranwood Company Limited

“Director(s)”	means	the director(s) of the Company

“GEM”	means	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means	the Rules Governing the Listing of Securities on the GEM

“Group”	means	the Company and its subsidiaries

“HK$”	means	Hong Kong dollars, the lawful currency of Hong Kong

“HK GAAP”	means	the generally accepted accounting principles in Hong Kong

“HWL”	means	Hutchison Whampoa Limited

“Indiagames”	means	Indiagames Limited

“LTWJi”	means	Beijing Lei Ting Wu Ji Network Technology Company Limited

“Morgan Stanley”	means	Morgan Stanley Dean Witter Asia Limited

“PRC” or “China”	means	the People’s Republic of China

“Pre-IPO Share Option Plan”	means	the Pre-IPO Share Option Plan adopted by the Company on February 12, 2004

“RMB”	means	Renminbi, the lawful currency of the PRC

“SFO”	means	the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong

“Share Option Scheme”	means	the share option scheme adopted by the Company on February 12, 2004

“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited

“TOM Group”	means	TOM Group Limited

“US$”	means	United States dollars, the lawful currency of the United States of America

“US GAAP”	means	the generally accepted accounting principles in the United States of America

CHAIRMAN’S STATEMENT FOR THIRD QUARTER 2006

I am pleased to announce the unaudited results of TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries (collectively referred to as the “Group”) for the third quarter ended September 30, 2006.

Financial Highlights
For the third quarter of 2006:

•	Total revenues were US$38.95 million (“mn”), a decrease of 15.2% from the same period last year and 22.3% from last quarter.

•	Wireless Internet revenues were US$34.71 mn, representing a 19.6% decrease from the same period last year and a 24.1% decrease from the previous quarter due to the impact from recently implemented operator and government policies. Wireless Internet revenues made up 89.1% of our total quarterly revenues.

•	Online advertising revenues were US$3.53 mn, representing a 36.3% increase from the same period last year but a 9.2% decrease from the previous quarter. Online advertising revenues made up 9.1% of our total quarterly revenues.

•	Net income was US$5.28 mn, a decrease of 55.1% from the last quarter and a decrease of 59.0% from the same period last year.

•	Excluding share-based compensation (“SBC”) expenses of US$0.74 mn, Non-GAAP net income was US$6.02 mn.

•	Fully diluted earnings per American Depository Share (“ADS”) were US$9.9 cents per ADS or US$0.12 cents per common share.

•	Excluding SBC expenses, Non-GAAP fully diluted earnings per ADS were US$11.3 cents per ADS or US$0.14 cents per common share.

•	Our balance of cash and cash equivalents and short-term bank deposits was approximately

US$128.59 mn at the end of the third quarter of 2006.

Third Quarter 2006 — Financial Performance Review
The Company’s unaudited consolidated revenues for the three months ended September 30, 2006 were
US$38.95 mn, a decrease of 15.2% compared to the same period year on year (“YoY”) and a decrease of 22.3% quarter on quarter (“QoQ”).

Wireless Internet revenues were US$34.71 mn, representing a 19.6% decrease from the same period last year and a 24.1% decrease compared to the previous quarter due to the impact from recently implemented operator and government policies. Wireless Internet revenues made up 89.1% of our total quarterly revenues compared to 91.2% in the second quarter.

Remark — Non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the section of “Non-GAAP Financial Measures”.

Online advertising revenues were US$3.53 mn, representing a 9.2% decrease QoQ, but an increase of 36.3% YoY. Online advertising revenues made up 9.1% of our total quarterly revenues, up from 7.8% in the second quarter.

Gross profit was US$12.77 mn representing a decrease of 37.0% compared to the same period last year and a 33.0% decline QoQ. Gross margins declined to 32.8% in 3Q06 compared to 38.0% in the 2Q06 and 44.1% in the 3Q05. The sequential decline in gross margins was due to the steep decline in our revenues while a portion of our cost of sales are fixed in nature, such as staff, depreciation, bandwidth and some marketing costs, amongst others. Total cost of sales in 3Q06 was US$26.18 mn vs. US$31.05 mn in 2Q06 or a QoQ decline of 15.7%, compared to a 22.3% QoQ drop in total revenues.

Total operating expenses were US$8.55 mn in 3Q06, 6.8% higher than 2Q06 and roughly flat compared to the same period last year. The slight QoQ increase in operating expenses was in part due to higher operating and amortization expenses associated with our first full quarter of consolidating Beijing Bo Xun Rong Tong Information Technology Company Limited (“Beijing Infomax” or “Infomax”). Otherwise, due to the new operator and government policies, we strived to control costs while maintaining historical levels of sales and marketing to continue to build brand awareness for our portal.

In addition, during 3Q06, the Company recognized US$0.74 mn in SBC expenses which are excluded in our non-GAAP presentation of earnings.

Operating income was US$4.22 mn, down 63.3% from the same period last year and 61.8% from the previous quarter. Excluding SBC expenses, Non-GAAP operating income would have been US$4.96 mn. Operating margins were 10.8% in the third quarter, compared to 22.1% in the previous quarter.

3Q06 EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$6.76 mn, a decrease of 50.0% YoY and 49.5% QoQ. EBITDA margins were 17.3% for the quarter compared to 26.7% in 2Q06. Excluding SBC expenses, 3Q adjusted EBITDA was US$7.50 mn.

Net Income was US$5.28 mn, a decrease of 59.0% YoY and 55.1% QoQ. This includes an exchange gain of US$ 0.74 mn primarily due to the appreciation of RMB upon translation of our net non-RMB liabilities at the period end as our functional currency is RMB.

Excluding SBC expenses, Non-GAAP net income was US$6.02 mn, a decrease of 53.3% YoY and 51.9% QoQ.

US GAAP basic earnings per ADS were US$9.9 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.12 cents for the quarter. Shares used in computing US GAAP basic earnings per ADS were 53.25 mn and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,259.63 mn.

Excluding SBC expenses, Non-GAAP basic earnings per ADS were US$11.3 cents and Non-GAAP basic earnings per Hong Kong ordinary share were US$0.14 cents for the quarter. Shares used in computing basic earnings per ADS were 53.25 mn and shares used in computing basic earnings per Hong Kong ordinary share were 4,259.63 mn.

US GAAP diluted earnings per ADS were US$9.9 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.12 cents for the quarter. Shares used in computing US GAAP diluted earnings per ADS were 53.25 mn shares and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,259.63 mn.

Excluding SBC expenses, Non-GAAP diluted earnings per ADS were US$11.3 cents and Non-GAAP diluted earnings per Hong Kong ordinary share were US$0.14 cents for the quarter. Shares used in computing diluted earnings per ADS were 53.25mn and shares used in computing diluted earnings per Hong Kong ordinary share were 4,259.63 mn.

Our balance of cash and cash equivalents and short-term bank deposits was approximately US$128.59 mn at the end of the third quarter of 2006. This cash and cash equivalent balance takes into account US$18.75 mn used to pay for the first installment of our Infomax acquisition and another US$20.04 mn for the repayment of our loan with TOM Group.

Business Review
Wireless Internet Services
Total wireless Internet service revenues were US$34.71 mn for the third quarter of 2006, a decrease of 24.1% QoQ and 19.6% YoY. Wireless Internet revenues accounted for 89.1% of our total revenues in the quarter compared to 91.2% in 2Q06.

In addition, 3Q06 was the first full quarter to include Infomax, which contributed US$6.95 mn in total wireless revenues in 3Q06 compared to US$0.98 mn in 2Q06, which only reflects consolidation as of June 1, 2006. This represented 20.0% of total 3Q06 wireless Internet revenues. SMS usage based services contributed over half of Infomax’s revenues and SMS revenues derived from CCTV-2’s “Dream China” show contributed roughly 40% of Infomax’s 3Q06 revenues. As “Dream China” ran mainly during August and September, we expect to see a drop-off in Infomax’s business in the fourth quarter of 2006, although we expect it should be somewhat offset by ongoing synergies and other marketing / product development activities that Infomax and TOM Online management are currently working on together.

As such, excluding Infomax from 3Q06 revenues, total wireless Internet revenues would have been US$27.76 mn, representing a decrease of 37.9% QoQ and 35.7% YoY.

On July 7, 2006, TOM Online issued a press release relating to policy changes for all subscription services on China Mobile’s (“CMCC”) Monternet platform. The changes, which have been implemented under the policy directives of China’s Ministry of Information Industry (“MII”), aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet. In addition, under the same MII policy directives, China Unicom (“Unicom”) has also implemented similar policies to that of CMCC during 3Q06.

As had been previously discussed, these new policies have had a substantial negative impact to our wireless business, resulting in substantial revenue and profit declines from prior periods.

Although it appears that the regulatory environment had begun to stabilize towards the end of 3Q06, in the near-term due to policies such as double confirmation and a more stringent operating environment, we continue to expect to see depressed levels of business activity in our wireless business.

Looking forward, we continue to believe that our mobile operator partners will consolidate their value added service business towards a smaller group of large scale wireless Internet service providers and believe this will benefit our business in the long run.

SMS services
SMS (“Short Messaging Service”) revenues in 3Q06 were US$14.21 mn, down 25.1% QoQ and 19.4% YoY. SMS revenues made up 40.9% of our total wireless Internet revenues for the quarter. The primary factor for the steep decline in our SMS business was due to the cancellation of per message subscriptions beginning in July for both CMCC and Unicom. Other factors such as double confirmation and extended free trial periods were only less significant contributors to the QoQ decline. These factors were offset by the contribution from Infomax’s SMS business in 3Q06.

2.5G services
MMS (“Multimedia Messaging Service”) revenues for 3Q06 were US$2.08 mn, down 47.6% QoQ and 32.4% YoY. MMS revenues made up 6.0% of our total wireless Internet revenues in the quarter. Similar to SMS, the cancellation of per message subscriptions was the primary factor for a decline in our MMS business. However as discussed before, we continue to believe that MMS is a transitory product category and do not expect MMS to be a key business driver to our overall business in coming years.

WAP (“Wireless Application Protocol”) revenues for 3Q06 were US$7.40 mn, representing a 10.8% increase QoQ but a 11.5% decrease YoY. WAP revenues made up 21.3% of our total wireless Internet revenues in the quarter. In the second quarter, roughly 90% of our WAP revenues had been based on monthly subscriptions, but due to the new policies, we have begun to shift our business towards one-time (“usage”) based services in early 3Q06. However, excluding Infomax, WAP revenues would have declined QoQ and YoY. Factors contributing to a decline in our WAP business included the introduction of one-month free trials for subscriptions, silent user clean-up periods shortening from 6-months to 4-months and a more stringent operating environment limiting marketing and other cross-selling activities. Exiting 3Q06, the majority of WAP revenues were from usage based services.

Voice services
IVR (“Interactive Voice Response”) revenues in 3Q06 were US$8.15 mn, down 31.3% QoQ and 22.5% YoY. IVR revenues made up 23.5% of our total wireless Internet revenues in the quarter. Our IVR business performed poorly due to the suspension of cross-selling activities which continues to persist in most CMCC provinces at the end of 3Q.

CRBT (“Colour Ringback Tones”) revenues in 3Q06 were US$1.61 mn, down 50.1% QoQ and 30.6% YoY. CRBT revenues made up 4.6% of our total wireless Internet revenues in the quarter. Continued strong price competition in the average CRBT per song fees and a more stringent operating environment due to the new policies, contributed to the poor performance in our CRBT business.

Other Wireless Internet Services
Other wireless Internet revenues were US$1.26 mn, representing a 24.4% increase QoQ and roughly flat YoY. Other wireless Internet revenues made up 3.7% of our total wireless Internet revenues and consist of primarily of revenues from our Indiagames business and to a lesser extent mobile games distributed by TOM Online in the mainland China market.

Online Advertising and Portal
Online advertising revenues were US$3.53 mn in 3Q06, representing a slight decrease 9.2% QoQ but an increase of 36.3% YoY. Due to the strong performance in 2Q06 driven by advertising interest related to the World Cup on our sports channel and Wanleba campus roadshows on our entertainment and music channels, we saw a slight let up in online advertising activities in 3Q06.

However, as we transit the current wireless Internet operating environment, management will continue its efforts on our portal and bolster our online presence and communities to continue to grow our online advertising business. In particular, the portal strategy will be aligned to best position the Company in anticipation of the introduction of 3G wireless services in our market.

New Business Opportunities
TOM-SKYPE JV and UMPay

At the end of October 2006, we had over 23.5 mn registered TOM-Skype users, up from over 15.5 mn registered users at the end of July 2006, or an increase of over 8 mn new registered users since the end of July.  The recent growth in TOM-Skype users is due to increased marketing activities surrounding the voice and community functions of the TOM-Skype service as well the scale of the user base beginning to exhibit positive network effects. More importantly, we continue to explore advertising opportunities through the TOM-Skype client which we hope to begin monetizing in early 2007.

Regarding our alliance with UMPay, the Company continued to work closely with UMPay on micropayments services. The Company continues to work as UMPay’s exclusive business partner to develop China’s mobile payment market as a longer term opportunity for the Company.

Business Outlook
At the time of this announcement, we anticipate that our total revenues for the quarter ending December 31, 2006 to be in the range of US$34.5 mn to US$35.5 mn which represents a 8.8% — 11.4% sequential decline which accounts for Dream China having no contribution in 4Q as it was a special 3Q event.

Although we believe that the policy environment has stabilized, near-term operating conditions remain challenging towards growth. However, as the team has demonstrated its ability to adapt to difficult circumstances and sustain profitability, I remain optimistic towards the Company’s future and their ability to build upon their market position today for future long-term growth.

I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.

Frank Sixt

Chairman

Hong Kong, November 9, 2006

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets

		Audited	Unaudited
		December 31,	September 30,
	Note	2005	2006
		(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents		99,869	100,274
Short-term bank deposits	3	1,863	28,315
Accounts receivable, net		33,950	30,242
Restricted cash		300	300
Prepayments		6,053	5,412
Income tax prepaid		—	127
Deposits and other receivables		2,503	2,881
Due from related parties		189	180
Inventories		53	112

Total current assets		144,780	167,843

Available-for-sale securities	4	38,519	-
Restricted securities	4	59,122	97,640
Investment under cost method		1,494	1,568
Long-term prepayments and deposits		132	134
Property and equipment, net		15,346	14,709
Deferred tax assets		521	687
Goodwill, net	5	184,678	209,289
Intangibles, net		1,415	3,404

Total assets		446,007	495,274

Condensed Consolidated Balance Sheets (continued)

		Audited	Unaudited
		December 31,	September 30,
	Note	2005	2006
		(in thousands of U.S. dollars)
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		5,031	5,445
Other payables and accruals		16,002	18,075
Income tax payable		569	491
Deferred revenues		69	130
Consideration payables		16,615	-
Short-term loan	6	—	35,340
Due to related parties	7	19,430	25

Total current liabilities		57,716	59,506

Non-current liabilities:
Secured bank loan		56,099	55,271
Deferred tax liabilities		182	150

Total liabilities		113,997	114,927

Minority interests		2,900	3,171

		116,897	118,098

Shareholders’ equity:
Share capital (ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 4,224,532,105 and 4,259,628,528 shares issued and outstanding as at December 31, 2005 and September 30, 2006 respectively)		5,416	5,461
Paid-in capital		312,643	321,633
Statutory reserves		11,396	11,396
Accumulated other comprehensive (losses) / incomes		(3,187)	6,680
Retained earnings		2,842	32,006

Total shareholders’ equity		329,110	377,176

Total liabilities, minority interests and shareholders’ equity		446,007	495,274

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Operations

		Three months ended		Nine months ended
		September	30,	September 30,
	Note	2005	2006	2005	2006
		(in thousands of U.S. dollars, except number of shares & per share amounts)
Revenues:
Wireless Internet services		43,158	34,709	117,264	125,913
Advertising		2,590	3,531	6,012	10,122
Commercial enterprise solutions and Others		193	706	723	1,585
Total revenues		45,941	38,946	123,999	137,620
Cost of revenues:
Cost of services *		(25,689)	(26,180)	(72,069)	(85,843)
Total cost of revenues		(25,689)	(26,180)	(72,069)	(85,843)

Gross profit		20,252	12,766	51,930	51,777

Operating expenses:
Selling and marketing expenses *		(1,762)	(2,074)	(4,947)	(5,502)
General and administrative expenses *		(6,361)	(5,718)	(16,286)	(18,354)
Product development expenses *		(428)	(386)	(1,044)	(1,224)
Amortization of intangibles		(208)	(368)	(767)	(782)

Total operating expenses		(8,759)	(8,546)	(23,044)	(25,862)

Income from operations		11,493	4,220	28,886	25,915
Other income/(loss):
Net interest income		274	334	2,089	1,218
Gain on disposal of available-for-sale securities		—	—	450	-
Loss on issuance of shares by a subsidiary		—	—	(69)	-
Exchange gain	8	1,132	737	1,132	1,695

Income before tax		12,899	5,291	32,488	28,828
Income tax credit/(expenses)	9	106	(21)	(6)	158

Income after tax		13,005	5,270	32,482	28,986
Minority interests		(123)	8	(196)	178

Net income attributable to shareholders		12,882	5,278	32,286	29,164

Unaudited Condensed Consolidated Statements of Operations (continued)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2005	2006	2005	2006
		(in thousands of U.S. dollars, except number of shares & per share amounts)

Earnings per ordinary share – basic (cents):	10	0.31	0.12	0.79	0.69
Earnings per ordinary share – diluted (cents):	10	0.31	0.12	0.79	0.68

Earnings per American Depository Shares – basic (cents):	10	24.5	9.9	63.4	54.9
Earnings per American Depository Shares – diluted (cents):	10	24.5	9.9	63.4	54.4

Weighted average number of shares used in computing Earnings Per Share:
Ordinary shares, basic	10	4,200,439,916	4,259,625,175	4,073,373,960	4,252,713,087
Ordinary shares, diluted	10	4,203,069,703	4,259,625,175	4,074,260,188	4,289,453,234

American Depositary Shares, basic	10	52,505,499	53,245,315	50,917,174	53,158,914
American Depositary Shares, diluted	10	52,538,371	53,245,315	50,928,252	53,618,165
* Included share-based compensation expense under SFAS 123R (Note 2)
Cost of services		—	23	—	71
Selling and marketing expenses		—	2	—	4
General and administrative expenses		—	711	—	2,187
Product development expenses		—	8	—	24

Total		—	744	—	2,286

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

					Accumulated	(Accumulated
					other	deficit)/	Total
	Number	Share	Paid-in	Statutory	comprehensive	Retained	shareholders’
	of shares	capital	capital	reserves	(losses)/incomes	earnings	equity
	(in thousands of U.S. dollars, except number of shares)
Balance as of January 1, 2005	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424
Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group	304,155,503	390	47,158	—	-	—	47,548
Issuance of shares on exercise of employee share options	5,190,000	7	991	—	—	—	998
Unrealized loss on securities	—	—	—	—	(2,436)	—	(2,436)
Currency translation adjustments	—	—	—	—	501	—	501
Net income for the period	—	—	—	—	—	32,286	32,286

Balance as of September 30, 2005	4,205,545,503	5,392	309,016	9,452	(2,605)	(7,934)	313,321
Balance as of January 1, 2006	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110
Issuance of shares on exercise of employee share options	35,096,423	45	6,704	—	—	—	6,749
Share-based compensation	—	—	2,286	—	—	—	2,286
Unrealized gain on securities	—	—	—	—	280	—	280
Currency translation adjustments (Note 8)	—	—	—	—	9,587	—	9,587
Net income for the period	—	—	—	—	—	29,164	29,164

Balance as of September 30, 2006	4,259,628,528	5,461	321,633	11,396	6,680	32,006	377,176

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

		Nine months ended September 30,
	Note	2005	2006
		(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income		32,286	29,164
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles		767	782
Amortization of premium on debt securities		290	284
Allowance for doubtful accounts		666	368
Depreciation		5,111	6,362
Deferred income tax		—	(186)
Minority interests		196	(178)
Exchange gain, net		(1,081)	(1,695)
Loss/(Gain) on disposal of property and equipment		81	(1)
Gain on disposal of available-for-sale securities		(450)	-
Loss on issuance of shares by a subsidiary		69	-
Share-based compensation expense		—	2,286
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable		(4,701)	5,507
Prepayments		(869)	798
Deposits and other receivables		(74)	128
Due from related parties		(43)	(2)
Income tax prepaid		—	(129)
Inventories		51	(57)
Accounts payable		1,563	(2,016)
Other payables and accruals		6,074	1,415
Income tax payable		(303)	(112)
Deferred revenues		(51)	58
Due to related parties		(764)	187

Net cash provided by operating activities		38,818	42,963

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

		Nine months ended September 30,
	Note	2005	2006
		(in thousands of U.S. dollars)

Cash flow from investing activities:
Payments for purchase of property and equipment		(6,449)	(4,954)
Cash paid for short-term bank deposits		(1,449)	(51,110)
Cash paid for entrusted loan provided to a related party		(2,461)	-
Cash received from short-term bank deposits		—	24,949
Cash received on disposal of available-for-sale securities		16,392	-
Net cash used in acquisition of subsidiaries		(99,937)	(34,519)
Net cash used in investing activities		(93,904)	(65,634)

Cash flow from financing activities:
Issuance of ordinary shares from the exercise of share options, net of expenses		998	6,749
IPO share issuing expenses		(803)	-
Cash received from issuance of shares by a subsidiary, net of issuing expenses		3,985	-
Bank loan, net of handling charges		56,539	35,340
Partial repayment of bank loan		—	(828)
Repayment of loans due to parent company	7	—	(20,038)
Net cash provided by financing activities		60,719	21,223

Net increase/(decrease) in cash and cash equivalents		5,633	(1,448)
Cash and cash equivalents, beginning of period		79,320	99,869
Foreign currency translation		990	1,853

Cash and cash equivalents, end of period		85,943	100,274

Supplemental disclosures of cash flow information
Cash (paid)/received during the period:
Cash paid for income taxes		(154)	(277)
Interest received from bank deposits and debt securities		3,681	5,230
Interest paid for bank loans and loans due to parent company		1,119	3,296
Non-cash activities		—	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation and accounting policies

TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries are collectively referred to as the “Group”.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Results for the three months and nine months ended September 30, 2006 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

Except for the adoption of the Statement of Financial Accounting Standard (“SFAS”) 123R (“SFAS 123R”) “Share-Based Payment” from January 1, 2006, which is disclosed in detail in Note 2, the accounting policies and methods of computation used in the preparation of these unaudited condensed consolidated financial statements are consistent with those used in the annual report for the year ended December 31, 2005.

2.	Share-based payment

Prior to 2006, the Group accounts for the share option schemes under the recognition and measurement provisions of Accounting Principles Board Opinion No.25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense was determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and was amortized over the vesting period of the option concerned. SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” allowed entities to continue applying the provision of APB 25 and provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements for employee share options using fair-value based methods of accounting as prescribed in SFAS 123 “Accounting for Stock-Based Compensation” and SFAS 148.

In December 2004, SFAS 123R “Share-Based Payment” was released and this new standard requires entities to recognize the costs of employee services in share-based payment transactions using fair-value methods thereby reflecting the economic consequences of those transactions in the financial statements. This Statement is effective for the Group from January 1, 2006. Under its modified prospective application, SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards, for which the requisite service has not been rendered and therefore the related compensation expenses have not been recognized in the income statement, that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date.

The Group has not granted new options for the nine months ended September 30, 2006. The share-based compensation expense recognized in the nine months ended September 30, 2006 is US$2,286,000. For detailed information of the Share Options Plans, please refer to the Company’s 2005 annual report, Note 29.

If the Group had applied the fair value recognition provision to share-based compensation in the comparative period, the effect would have been to reduce net income and pro forma amounts would have been adjusted as follows:

	Three months	Nine months
	ended September 30,	ended September 30,
	2005	2005
	(in thousands of U.S. dollars except for per share data)
Net income as reported	12,882	32,286
Add: share-based compensation expense included in 2005 financial statements	—	-
Less: share-based compensation expense determined under fair value based method, net of tax	(1,251)	(4,003)

Pro forma net income attributable to shareholders	11,631	28,283
Pro forma earnings per ordinary share – basic (cents)	0.28	0.69
Pro forma earnings per ordinary share – diluted (cents)	0.28	0.69

3. Short-term bank deposits

Short-term bank deposits arose from certificate of deposits of US$3,025,000, bearing interest rates between 6% and 8.25% per annum and one-year fixed deposits of US$25,290,000 bearing interest rates between 2.25% and 2.52% per annum.

4. Restricted securities

The aggregate fair value of restricted securities amounted to US$97,640,000 as at September 30, 2006 (December 31, 2005: US$59,122,000).

In April 2005, the Company pledged and set aside debt securities with total face value of US$60,000,000 as collateral for a four-year bank loan facility. As a result, those debt securities have been reclassified from “Available-for-sale securities” to “Restricted securities”. As at September 30, 2006, these restricted securities had a market value of US$59,015,000 (December 31, 2005: US$59,122,000).

In June 2006, the Company effectively pledged debt securities with total face value of US$40,000,000 as collateral for a one-year bank loan. As a result, those debt securities have been reclassified from “Available-for-sale securities” to “Restricted securities”. As at September 30, 2006, these restricted securities had a market value of US$38,625,000 (December 31, 2005: US$38,519,000).

5.	Goodwill

The net balance of goodwill, as at September 30, 2006, of US$209,289,000 includes goodwill arising on acquisitions of Huanjian Shumeng (details of which were previously stated in Note 3 of the Company’s 2006 first quarterly report) on January 4, 2006 of US$1,397,000 and Beijing Infomax (details of which were previously stated in Note 3 of the Company’s 2006 half-year report) on June 1, 2006 of US$15,182,000, and currency translation adjustments of US$8,032,000 arising during the first nine months of 2006.

6. Short-term loan

In May 2006 the Company entered into a loan agreement with a bank whereby on June 2, 2006 the Company effectively pledged certain debt securities with a total face value of US$40,000,000 for a one-year bank loan, totaling US$35,340,000 and bearing interest at 0.3% over 3-month LIBOR. The bank loan will be repaid on or before June 2, 2007. For details, please refer to Note 11 of the Company’s 2006 half-year report.

7. Due to related parties

In August 2006 and September 2006, the Company repaid all outstanding loans principal of US$20,038,000 to parent company.

8. Foreign currency translation

During the nine months ended September 30, 2006, the Group recognized an exchange gain of US$1,695,000 in the unaudited condensed consolidated statements of operations due to the appreciation of RMB. This exchange gain primarily arose from the translation of the net non-RMB liability at period end.

Upon translation of the Group’s unaudited consolidated balance sheet as at September 30, 2006 from its principal functional currency of RMB into its reporting currency of U.S. dollar at the exchange rate at the same date, currency translation adjustments of US$9,587,000 and US$8,032,000 are credited to accumulated other comprehensive incomes and debited to goodwill, respectively.

9. Income taxes

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years.

No Hong Kong profits tax has been provided as the Group has no estimated assessable profit in Hong Kong for the nine months ended September 30, 2006 (2005: Nil).

Taxes on income assessable in India have been calculated at the rates of tax prevailing in that country in which the Group operates its subsidiary, Indiagames, based on existing legislation, interpretations and practices in respect thereof.

10. Earnings per share

a)	Basic earnings per share

The calculation of basic earnings per share for the three months and nine months ended September 30, 2006, is based on:

● the respective unaudited consolidated net income attributable to shareholders of US$5,278,000 and US$29,164,000 (2005: US$12,882,000 and US$32,286,000);

● the weighted average number of 4,259,625,175 and 4,252,713,087 (2005: 4,200,439,916 and 4,073,373,960) ordinary shares outstanding during the periods; and

● 53,245,315 and 53,158,914 (2005: 52,505,499 and 50,917,174) American Depositary Shares (“ADS”) outstanding during the periods.

b)	Diluted earnings per share

The calculation of diluted earnings per share for the three months and nine months ended September 30, 2006, is based on:

● the same net income data in 10(a);

● the weighted average number of 4,259,625,175 and 4,289,453,234 (2005: 4,203,069,703 and 4,074,260,188) ordinary shares, after adjusting for the effects of all dilutive potential shares during the periods; and

● 53,245,315 and 53,618,165 (2005: 52,538,371 and 50,928,252) ADS outstanding during the periods.

For the three months ended September 30, 2006, stock options were excluded from the computation of diluted earnings per share primarily because the exercise prices of the options were greater than the average market price of the ordinary shares.

11.	Dividends

There were no dividends declared, made or paid by the Group for the nine months ended September 30, 2006 (2005: Nil).

SUPPLEMENTARY UNAUDITED INFORMATION PROVIDED BY MANAGEMENT

Summary of principal differences between US GAAP and HK GAAP

	Three months ended September 30,		Nine months ended September 30,
	2005	2006	2005	2006
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	12,882	5,278	32,286	29,164

Reconciliation adjustment, net of tax:
Share-based compensation*	(1,194)	—	(3,813)	34

Net income attributable to shareholders under HK GAAP	11,688	5,278	28,473	29,198

*	Since January 1, 2005, the Group has adopted the Hong Kong Financial Reporting Standard 2 “Share-based Payment” (“HKFRS2”), which requires an entity to recognize share-based payment transactions in its financial statements for share options that were granted after November 7, 2002 and had not yet vested at the effective date of HKFRS2. The Company has adopted SFAS 123R since January 1, 2006. The GAAP difference in 2006 reflects the cost of options granted before November 7, 2002 recognized under US GAAP but not recognized under HK GAAP.

	December 31,	September	30,
	2005	2006
	(in thousands of U.S. dollars)

Total assets under US GAAP	446,007	495,274
Reconciliation adjustment, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	5,040	5,040
Total assets under HK GAAP	451,047	500,314

	December 31,	September 30,
	2005	2006
	(in thousands of U.S. dollars)

Net assets under US GAAP	329,110	377,176

Reconciliation adjustment, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	5,040	5,040

Net assets under HK GAAP	334,150	382,216

Management guidance for the fourth quarter of 2006

The Company’s management estimates that its total revenues for the fourth quarter of 2006 will decrease by 8.8% to 11.4% quarter on quarter. This implies a total revenue range of between US$34.5 mn and US$35.5 mn.

Non-GAAP financial measures

To supplement the financial measures prepared in accordance with US GAAP, the Company uses Non-GAAP financial measures including EBITDA, Adjusted EBITDA, Non-GAAP Net Income, Non-GAAP basic and diluted EPS which are adjusted from results based on US GAAP in analyzing its financial results. The use of Non-GAAP measures are provided to enhance the reader’s overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the Non-GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments.

In calculating the EBIDTA, depreciation and amortization expenses have been excluded from the income from operations. In calculating adjusted EBIDTA, the share-based compensation expense has been further excluded from EBIDTA to derive at the adjusted EBIDTA. In addition, share-based compensation expense has also been excluded from the Net Income Attributable to Shareholders to derive at the Non-GAAP Net Income. The reason to exclude the share-based compensation expense to derive at the adjusted EBIDTA and Non-GAAP Net Income is that the Statement of Financial Accounting Standard 123R “Share-Based Payment” has been adopted by the Company since January 1, 2006 and the Company believes that the exclusion of such expense could enhance the comparability of its current operating results from prior periods. Correspondingly, the Non-GAAP basic and diluted earnings per share data were calculated based on the Non-GAAP Net Income as shown below. The number of shares used in the calculation has been disclosed in Note 10 to the unaudited condensed consolidated financial statements.

Although the Company has historically reported US GAAP results to investors, the Company believes the inclusion of Non-GAAP financial measures provides further clarity in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to US GAAP measures.

The Non-GAAP financial measures have been reconciled to the nearest US GAAP measures as follows:

	Three months ended		Nine	months ended
	September 30,		September 30,
	2005	2006	2005	2006
	(in thousands of U.S. dollars)
Income from operations	11,493	4,220	28,886	25,915
Add back: Depreciation	1,801	2,168	5,111	6,362
Amortization	208	368	767	782

EBITDA	13,502	6,756	34,764	33,059

Add back: Share-based compensation	—	744	—	2,286

Adjusted EBITDA	13,502	7,500	34,764	35,345
Net income attributable to shareholders	12,882	5,278	32,286	29,164
Add back: Share-based compensation	—	744	—	2,286

Non-GAAP Net Income	12,882	6,022	32,286	31,450

Based on the Non-GAAP Net Income and the number of shares as disclosed in Note 10 to the condensed consolidated financial statements, the calculated Non-GAAP basic and diluted earnings per share are as follows:

	Three months ended		Nine	months ended
	September 30,		September 30,
	2005	2006	2005	2006
Non-GAAP earnings per ordinary share – basic (cents):	0.31	0.14	0.79	0.74
Non-GAAP earnings per ordinary share – diluted (cents):	0.31	0.14	0.79	0.73
Non-GAAP earnings per ADS – basic (cents):	24.5	11.3	63.4	59.2
Non-GAAP earnings per ADS – diluted (cents):	24.5	11.3	63.4	58.7

DISCLOSURE OF INTERESTS
Directors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at September 30, 2006, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct regarding Securities Transactions by Directors adopted by the Company (“Code of Conduct”), to be notified to the Company and the Stock Exchange, were as follows:

A.	The Company

(a)	Long positions in the shares of the Company

		Number of shares of the Company
							Approximate
Name of		Personal	Family	Corporate	Other		percentage of
Directors	Capacity	Interests	Interests	Interests	Interests	Total	shareholding
	Founder of a
	discretionary
Lo Ka Shui	trust	—	—	—	4,700,000	4,700,000	0.110%
	Beneficial						Below
Angela Mak	owner	2,488	—	—	—	2,488	0.001%

(b)	Rights to acquire shares of the Company

Pursuant to the Pre-IPO Share Option Plan and/or Share Option Scheme, certain Directors were granted share options to subscribe for the shares of the Company, details of which as at September 30, 2006 were as follows:

		Number of share
		options outstanding		Subscription price
		as at		per share of the
Name of Directors	Date of grant	September 30, 2006	Option period	Company
				HK$

Wang Lei Lei	16/2/2004	139,264,000	16/2/2004-15/2/2014	1.50

Jay Chang	11/5/2005	18,000,000	11/5/2005-10/5/2015	1.204

Peter Schloss	16/2/2004	10,000,000	16/2/2004-15/2/2014	1.50

Elaine Feng	16/2/2004	3,972,000	16/2/2004-15/2/2014	1.50

Fan Tai	16/2/2004	7,346,000	16/2/2004-15/2/2014	1.50

Save as disclosed above, during the nine months ended September 30, 2006, none of the Directors or their Associates was granted options to subscribe for shares of the Company, nor had exercised such rights.

B.	Associated corporations (within the meaning of the SFO)

(a)	Long positions in the shares of TOM Group

		Number of shares of TOM Group
							Approximate
Name of		Personal	Family	Corporate	Other		percentage of
Directors	Capacity	Interests	Interests	Interests	Interests	Total	shareholding
Wang Lei Lei	Beneficial owner	300,000	—	—	—	300,000	0.01%
Angela Mak	Beneficial owner	44,000	—	—	—	44,000	Below 0.01%

(b)	Rights to acquire shares of TOM Group

Pursuant to the pre-IPO share option plan and/or the share option scheme of TOM Group, certain Directors were granted share options to subscribe for the shares of TOM Group, details of which as at September 30, 2006 were as follows:

				Subscription
		Number of		price
		share options		per share
	Date of	outstanding as at		of
Name of Directors	grant	September 30, 2006	Option period	TOM Group
				HK$

Wang Lei Lei	11/2/2000	9,080,000	11/2/2000-10/2/2010	1.78

	9/10/2003	6,850,000	9/10/2003-8/10/2013	2.505

Tommei Tong	9/10/2003	15,000,000	9/10/2003-8/10/2013	2.505

Angela Mak	11/2/2000	3,026,000	11/2/2000-10/2/2010	1.78

	9/10/2003	6,000,000	9/10/2003-8/10/2013	2.505

(c)	Short positions in associated corporations

Mr. Wang Lei Lei has, as of June 12, 2001 (as supplemented on September 26, 2003), granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB20,000,000) equity interest in Beijing Lei Ting whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from September 26, 2003 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Wang Lei Lei’s equity interest in Beijing Lei Ting at an exercise price of RMB20,000,000.

Mr. Fan Tai has also, as of December 13, 2004, granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB2,000,000) equity interest in LTWJi whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from December 13, 2004 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Fan Tai’s equity interest in LTWJi at an exercise price of RMB2,000,000.

Save as disclosed above, none of the Directors or their Associates had, as at September 30, 2006, any interests or short positions in any shares, underlying shares or debentures of, the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct, to be notified to the Company and the Stock Exchange.

Outstanding Share Options

As at September 30, 2006, options to subscribe for an aggregate of 202,306,271 shares of the Company which were granted to certain continuous contract employees of the Group (including the Directors as disclosed above) and ex-employees of the Group pursuant to the Pre-IPO Share Option Plan and Share Option Scheme were outstanding, details of which were as follows:

				Option period*
				(commencing from
			Subscription	date of grant and
	No. of	No. of	price per share	terminating ten
Date of grant	share options	employees	of the Company	years thereafter)
			HK$

16/2/2004	184,306,271	288	1.50	16/2/2004-15/2/2014

11/5/2005	18,000,000	1	1.204	11/5/2005-10/5/2015

*	Those options that have been vested may be exercised within the option period, unless they have been cancelled. Generally, the options are vested in different tranches subject to conditions set out in the offer letters.

Interests and Short Positions of Shareholders

As at September 30, 2006, the persons or corporations (not being a Director or chief executive of the Company) who have interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO or have otherwise notified to the Company were as follows:

			Approximate
		No. of shares of	percentage of
Name	Capacity	the Company held	shareholding
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	2,814,290,244 (L) (Note 2)	66.069%

Li Ka-Shing Unity Trustee Corporation Limited (as trustee of The Li Ka-Shing Unity Discretionary Trust)	Trustee & beneficiary of a trust	2,814,290,244 (L) (Note 2)	66.069%

Li Ka-Shing Unity Trustcorp Limited (as trustee of another discretionary trust)	Trustee & beneficiary of a trust	2,814,290,244 (L) (Note 2)	66.069%

Li Ka-Shing Unity Trustee Company Limited (as trustee of The Li Ka-Shing Unity Trust)	Trustee	2,814,290,244 (L) (Note 2)	66.069%

Cheung Kong (Holdings) Limited	Interest of controlled corporations	2,814,290,244 (L) (Notes 1 and 2)	66.069%

Chau Hoi Shuen	Interest of controlled corporations	425,888,453 (L) (Note 3)	9.998%

Cranwood Company Limited	Beneficial owner & interest of controlled corporations	212,958,118 (L) (Note 3)	4.999%

TOM Group Limited	Beneficial owner	2,800,000,000 (L)	65.733%

(L) denotes long position

Notes:

(1)	Easterhouse Limited is a wholly-owned subsidiary of Hutchison International Limited, which in turn is a wholly-owned subsidiary of Hutchison Whampoa Limited. Certain subsidiaries of Cheung Kong (Holdings) Limited in turn together hold one-third or more of the issued capital of Hutchison Whampoa Limited.

Romefield Limited is a wholly-owned subsidiary of Sunnylink Enterprises Limited, which in turn is a wholly-owned subsidiary of Cheung Kong Holdings (China) Limited. Cheung Kong Holdings (China) Limited is a wholly-owned subsidiary of Cheung Kong Investment Company Limited, which in turn is a wholly-owned subsidiary of Cheung Kong (Holdings) Limited.

Easterhouse Limited and Romefield Limited together hold more than one-third of the issued share capital of TOM Group Limited, and therefore Cheung Kong (Holdings) Limited is entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of TOM Group Limited. By virtue of the SFO, Cheung Kong (Holdings) Limited is deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

(2)	Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited.

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”) as trustee of The Li Ka-Shing Unity Discretionary Trust (“DT1”) and Li Ka-Shing Unity Trustcorp Limited (“TDT2”) as trustee of another discretionary trust (“DT2”). Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.

By virtue of the SFO, Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO, Li Ka-Shing Unity Trustee Corporation Limited, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Cheung Kong (Holdings) Limited are all deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

(3)	Schumann International Limited and Handel International Limited are companies controlled by Cranwood Company Limited. Devine Gem Management Limited is a company controlled by Ms. Chau Hoi Shuen. Ms. Chau Hoi Shuen is entitled to exercise more than one-third of the voting power at the general meetings of Cranwood Company Limited.

By virtue of the SFO, Cranwood Company Limited is deemed to be interested in 5,800,000 shares of the Company and 3,174,117 shares of the Company held by Schumann International Limited and Handel International Limited respectively in addition to 203,984,001 shares of the Company held by itself.

By virtue of the SFO, Ms. Chau Hoi Shuen is deemed to be interested in 203,984,001 shares of the Company, 5,800,000 shares of the Company, 3,174,117 shares of the Company and 212,930,335 shares of the Company held by Cranwood Company Limited, Schumann International Limited, Handel International Limited and Devine Gem Management Limited respectively.

Save as disclosed above, as at September 30, 2006, the Directors are not aware of any other person or corporation having an interest or short position in the shares and underlying shares of the Company representing 5% or more of the issued share capital of the Company.

Competing Interests

(a) Directors

Mr. Frank Sixt and Mrs. Susan Chow, the Chairman of the Company and the alternate Director to Mr. Frank Sixt respectively, are executive directors of HWL, Cheung Kong Infrastructure Holdings Limited (“CKI”) and directors of certain of their respective Associates (collectively referred to as “HWL Group” and “CKI Group” respectively). In addition, Mr. Frank Sixt is a non-executive director of CKH and Hutchison Telecommunications International Limited (“HTIL”) and director of certain of their Associates (collectively referred to as “CKH Group” and “HTIL Group” respectively). Mrs. Susan Chow is an alternate director of HTIL and director of certain of its Associates. HWL Group is engaged in e-commerce and general information portals. Both the CKH Group and the CKI Group are engaged in information technology, e-commerce and new technology. HTIL Group is engaged in providing mobile and fixed-line telecommunications services, including multimedia services and mobile and fixed-line Internet services and Intranet services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Mr. Gordon Kwong, an independent non-executive Director, owns approximately 2.2% interest in ChinaHR.com Corp, which is a company in the PRC that engages in online job search. He is also an independent non-executive director of Quam Limited (“Quam”) and New World Mobile Holdings Limited (“New World”). Quam is an internet company that mainly deals with financial services and New World is a mobile phone operator provides mobile internet technology and related services in Hong Kong and China. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Dr. Lo Ka Shui, an independent non-executive Director, is the chairman and managing director and, is interested or deemed to be interested in approximately 44.91% of the issued share capital of Great Eagle Holdings Limited (“Great Eagle”), the shares in which are listed on the Main Board of the Stock Exchange. An associated company of Great Eagle is engaged in, among other things, online job search business in the PRC. He is also an independent non-executive director of China Mobile (Hong Kong) Limited (“China Mobile”), the shares in which are listed on the Main Board of the Stock Exchange. China Mobile is engaged in telecommunications business in the PRC. The Directors believe that there is a risk that such businesses may compete with those of the Group.

(b) Management shareholders

TOM Group, an initial management shareholder of the Company, and its subsidiaries are engaged in diversified businesses, which include, inter alia, the provision of certain online services ancillary to their business divisions.

Cranwood, an initial management shareholder of the Company, has two wholly owned subsidiaries whose businesses consist of the provision of mobile content products and online services. Another wholly owned subsidiary of Cranwood has a minority interest in a company which is engaged in internet mobile businesses. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Save as disclosed above, during the nine months ended September 30, 2006, none of the Directors or the management shareholders of the Company (as defined under the GEM Listing Rules) or their respective Associates have any interests in a business which competes or may compete with the business of the Group.

Sponsors’ Interests

As updated and notified by the Company’s joint sponsors, Citigroup and Morgan Stanley, their interests in the share capital of the Company as at September 30, 2006 are summarised below:

Citigroup’s employees		-none
(excluding directors)
Citigroup’s directors		-none
Citigroup and its associates	—	25,687,840 shares (long position) and 512,240 shares (short position)
(represents ordinary shares and ordinary shares equivalents relating to
ADSs)
Morgan Stanley’s employees		-941,680 shares (represents ordinary shares and ordinary shares
(excluding directors)		equivalents relating to ADSs)
Morgan Stanley’s directors		-none
Morgan Stanley and its associates	—	4,476,560 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Pursuant to the sponsorship agreement dated March 1, 2004 entered into between the Company, Citigroup and Morgan Stanley, Citigroup and Morgan Stanley have been appointed as the joint sponsors of the Company as required under the GEM Listing Rules at a fee from March 11, 2004 to December 31, 2006.

As at September 30, 2006, other than disclosed above, neither Citigroup and Morgan Stanley nor their respective directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules) had any interest in the securities of the Company, including options or rights to subscribe for such securities, other than the shares held by Citigroup and/or Morgan Stanley’s respective brokerage and asset management operations on behalf of customers.

OTHER INFORMATION

Audit Committee

The Company has established an audit committee (“Audit Committee”) in February 2004, in accordance with the GEM Listing Rules, which reviews the internal accounting procedures and considers and reports to the board of directors of the Company with respect to other auditing and accounting matters, including selection of independent auditors, the scope of annual audits, fees to be paid to the independent auditors and the performance of the independent auditors. The Audit Committee comprises three independent non-executive Directors, namely Mr. Gordon Kwong, Mr. Ma Wei Hua and Dr. Lo Ka Shui. Mr. Gordon Kwong is the chairman of the Audit Committee.

The unaudited consolidated results of the Group for the nine months ended September 30, 2006 have been reviewed by the Audit Committee.

Purchase, Sale or Redemption of Securities

During the nine months ended September 30, 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.